SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COMPOSECURE HOLDINGS, L.L.C.

(Name of Subject Company and Filing Person (Issuer))

COMPOSECURE, INC.
(Name of Subject Company and Filing Person (Affiliate of Issuer))

7.00% Exchangeable Senior Notes due 2026
(Title of Class of Securities)

20459XAA9
(CUSIP Number of Class of Securities)

Steven J. Feder
General Counsel
CompoSecure, Inc.
309 Pierce Street
Somerset, New Jersey 08873
(908) 518-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

John C. Kennedy, Esq.
Tim Cruickshank, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

October 9, 2024
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by CompoSecure, Inc. (“Parent”) and CompoSecure Holdings, L.L.C. (the “Company”) with respect to the Fundamental Change Repurchase Right (as defined below) of each holder of the Company’s 7.00% Exchangeable Senior Notes due 2026 (the “Notes”) pursuant to Section 15.01(c) of the Indenture, dated as of December 27, 2021 (the “Indenture”), by and among the Company, Parent and U.S. Bank National Association, as trustee (the “Trustee”).

The Notes were issued to a limited number of “qualified institutional buyers” (as defined in Rule 144A) in a private placement transaction under Section 4(a)(2) of the Securities Act of 1933, as amended.

A Fundamental Change (as defined in the Indenture) occurred effective September 19, 2024 as a result of the completion of the previously announced transactions pursuant to which, among other things, Resolute Compo Holdings LLC acquired from certain selling stockholders a number of shares of Parent’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), constituting a majority of the voting power of Parent’s Common Equity.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All of the information set forth in the Fundamental Change Company Notice (as defined below) is incorporated by reference herein in response to Items 1 through 13, except those items to which information is specifically provided herein. All capitalized terms used, but not specifically defined in, this Schedule TO shall have the meanings given to such terms in the Notice of Exchange.

Items 1 through 9, and Item 11.

As required by the Indenture, this Schedule TO is being filed by Parent and the Company with respect to the right (the “Fundamental Change Repurchase Right”) of each holder of the Notes to require the Company to repurchase for cash all of such holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on November 29, 2024 (the “Fundamental Change Repurchase Date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date, as described in the Fundamental Change Company Notice (the “Fundamental Change Company Notice”), dated October 9, 2024 filed as Exhibit (a)(1) hereto, and the Indenture.

Item 10. Financial Statements.

The Company and Parent believe that their respective financial conditions are not material to the decision of a holder of Notes whether to exercise its Fundamental Change Repurchase Right because (i) the consideration being offered to such holders consists solely of cash, (ii) the Fundamental Change Repurchase Right is not subject to any financing condition and (iii) the offer applies to all outstanding Notes. Parent’s Class A Common Stock is traded on The Nasdaq Global Market under the symbol “CMPO” and files periodic reports with the Securities and Exchange Commission, copies of which can be obtained at www.sec.gov.

Item 12. Exhibits.

(a)(1)	Fundamental Change Company Notice, dated October 9, 2024.
(a)(2)-(4)	Not applicable.
(a)(5)	None.
(b)	Not applicable.
(d)	Indenture, dated December 27, 2021, by and among CompoSecure Holdings, L.L.C, CompoSecure, Inc. and U.S. Bank National Association, as trustee (incorporated by reference herein to Exhibit 10.7 to the Current Report on Form 8-K filed by CompoSecure, Inc. on December 27, 2021).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CompoSecure, Inc.

By:	/s/ Steven J. Feder
	Name:	Steven J. Feder
	Title:	General Counsel & Corporate Secretary

CompoSecure Holdings, L.L.C.

By:	/s/ Steven J. Feder
	Name:	Steven J. Feder
	Title:	Secretary

Date: October 9, 2024

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Fundamental Change Company Notice, dated October 9, 2024.
(a)(2)-(4)	Not applicable.
(a)(5)	None.
(b)	Not applicable.
(d)	Indenture, dated December 27, 2021, by and among CompoSecure Holdings, L.L.C, CompoSecure, Inc. and U.S. Bank National Association, as trustee (incorporated by reference herein to Exhibit 10.7 to the Current Report on Form 8-K filed by CompoSecure, Inc. on December 27, 2021).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table

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